Executive Summary



Opportunity

Problem

Fashion is the second most polluting industry on the planet. Fashion conscious women find few nontoxic alternatives when shopping in today's market. Demand is growing for earth healthy fashion alternatives.

Solution

1. We will use mass customization, only manufacturing what customers purchase. This means we will conserve inputs and have zero overproduction.

2. We will use natural organic materials such as organic hand woven or recycled textiles, rattan, bemban, seagrass, and plant based eco-leather.

3. We will use 3D modeling and focus group testing so we can determine our customer's response to new designs prior to putting them into production.

Market

Online apparel and accessories purchases have grown 17% since 2007 and comprise the second-largest share of retail eCommerce sales behind computers and consumer electronics. As online sales grow stronger each year, growth in smartphone and tablet adoption has been significantly responsible for fueling that growth. It is estimated that more than one-third of American adults now own a tablet, and more than 80% will own a smartphone by the end of

2016. New Moon Clothing will target web-savvy online shoppers who are predominantly females who tend to desire a more personalized shopping experience and custom product. Any consumer in the U.S. with a smartphone, tablet, or computer will be a potential customer. Capturing 1% of online bag sales will result in sales of $4.8 million.

Competition

Current competition in the online custom bag sector includes Laudi Vidni, Toteteca and 1 Atelier. Our niche and definitive feature is that the materials are eco-friendly fibers, allowing us to produce some of the eco-friendliest products available in the custom handbags segment today.

Why Us?

Competitive Edge

- Niche focused on sustainability and Eco-friendly material
- Capitalizes on consumers' desire for customization
- Crowdsourcing platform allows customers to draw inspiration from others
- Comprehensive array of product customization and design options
- Building online community and utilizing customer content
- Eco-lux, personalized, brand identity leads to desirability

Expectations

Financing Needed

We are seeking up to $500,000 in investor capital through a Regulation Crowdfunding offering on Crowdfund Mainstreet so that we can begin manufacturing and selling custom purses. We will use these funds to launch our customization feature; to outsource manufacturing in the USA; and to build our own in-house manufacturing facilities in Butte, Montana. Here is a breakdown of how we will use the funds.

Use of Funds	Allocation
Inventory: Purchase textiles, leather, rattan, hardware and all parts or components necessary to manufacture bags. This does not include equipment. (manufacturing is outsourced)	$50,000.00
Total Minimum Raise in the Offering	**$50,000.00**
Additional Funds	

Software Development: Utilizing our service provider, adding shopping cart, inventory control and updating graphics to configurator ("Design Your Own" software on our website)	$35,000.00
Signature Textile: Development of trademarked eco-textile (cotton, hemp, linen) designs. Contracting with designers and prototyping samples for manufactures.	$10,000.00
Sourcing: Fees to local agents and international travel to further secure certified fair-trade and sustainable materials and components	$15,000.00
Sample Production: Development of additional patterns, and samples necessary for manufacturing each new style	$25,000.00
Equipment: Computers, industrial sewing machines, and laser cutting machine for in-house design studio for prototype development	$32,000.00
Marketing: Professional management of marketing plan, social media accounts and advertisement	$33,000.00
Training: In preparation for in-house manufacturing, hiring and training 3 values-aligned team members, capable of replicating quality production of entire line of handbags. for 3 months.	$37,000
Facilities: Purchase commercial space in preparation for in-house manufacturing	$225,000
Equipment and Improvements: Build our local manufacturing space with necessary equipment and facilities.	$38,000
Total Maximum Raise in the Offering	**$500,000**

Target Market

Overall Demand

Eco-fashionistas, ages 25-45 with incomes over $75K who love to shop online.

Total annual handbag sales in US markets are $11 billion with approximately 20% of women spending more than $200 per bag, and 8% spending more than $400 according to market research company NPD Group. It is also expected that online bag sales will be at roughly 27% of all sales by 2021.

The market value of bags over $200 is 2.2 billion.

We are therefore projecting there will be over $505 million in online sales of bags over $200 (luxury bags) by 2021.



Source: Goldman Sachs Global Investment Research



Most of the growth in online apparel purchases are within the 25-44 age group. Numerous studies done in the past few years have confirmed that upwards of 65-70 percent of consumers under 35 around the world report that they will choose brands or retailers based on their ethical practices.

Brands and retailers are taking this responsibility seriously, encouraged by younger consumers who, it turns out, are more conscious than any generation before them of the origins, composition, carbon footprint, and other consequences of what they purchase and wear.

Execution

Marketing & Sales

Marketing Plan

Utilizing a variety of online advertising channels, New Moon Clothing will promote the merits of its mass customization model and Eco-friendly appeal to the consumer market. The bulk of its efforts will hinge on developing awareness among users through internet advertising, social media, viral marketing utilizing customer content, and search engine optimization of its ecommerce website. In addition, the Company will benefit from attending "green" fairs and events that attract our customer segment. New and media appearances will be added to increase brand awareness. New Moon Clothing will work with a marketing partner to help establish its brand and identify its position as a refreshing example of how the customization model is fun, eco-friendly and a more sustainable alternative to traditional handbag and apparel companies. Our primary customers are computer savvy millennial women with an interest is Eco-fashion shopping and a secondary of those seeking made in the USA products.

#gratitude4thegoddess was launched in Feb. of 2018. This is a tribe building, list building website designed to appeal to our market segment and customer niche. It features: 1. Goddess on the Rise Search with prize package. The winner is selected by public vote insuring maximum engagement. 2. Free Goddess Cards that women can send to each other with uplifting words of encouragement.

Sales Plan

1. #gatitude4thegoddess: This site will be used to gain followers on social media and grow our email list through building relationships with millennial women

2. Women will be attracted to our ecommerce via our marketing efforts where they will design their bag and select the style options, colors and materials the reflect their own personal style.

3. If women do not want to design their own bags, they will also be given the option of using someone else's design from the crowdsourcing platform. Anyone who has made a purchase will have the option of posting their design to the design gallery for other women to use as their own in exchange for discounts and points towards another purchase.

All of this will be accomplished online via our ecommerce website www.purseforthepeople.com.

Operations

Locations & Facilities

We are located in Butte, Montana from at the home office of the founder, Carole Murphy. All sales activities currently take place online.

In phase I, we plan to outsource our manufacturing, which is currently based in Boise, Idaho. If we raise our maximum goal of $500,000 through our Regulation Crowdfunding campaign on Crowdfund Mainstreet, we will begin to build our own manufacturing locally in Butte, Montana immediately.

Technology

The most important technologies are as follows:

1. Ecommerce Website https://purseforthepeople.com/

2. Configurator : https://purseforthepeople.com/designed-by-you/

3. Social Media and Management

4. Lead Generating and List Building: https://www.gratitude4thegoddess.com

5. 3D bag design and testing (Survey Monkey) using Fusion 360 (Autodesk).

Equipment & Tools

Using outsourcing of manufacturing, we will have minimal needs for equipment initially.

Computers and Software

Office Supplies

Laser Cutter (custom images engraved onto rattan)

Milestones & Metrics

To Date

Configurator/ Customization Software Beta Testing

Eco-Materials Sourced

Manufacturer Established in USA (Outsourced)

Virtual Focus Group Response to New Bag Designs

Social Media Following Growth Prior to Launch

#Gratitude4TheGoddess Launch

Key Metrics Future

Crowdfunding Campaign Reaches $50,000

Add Shopping Cart to Configurator (woocommerce)

Update New Style Graphics in Configurator

Purchase Components for Manufacturing Bags

Sales of Bags Upon Launch of Customization and Manufacturing Meet Projections

Build Local Manufacturing in Butte Montana

Company

Overview of Ownership & Structure

Purse for the People is a trademarked product of New Moon Clothing, Inc., a Montana Benefit Corporation and a start-up online business bringing a sustainable mass customization production model that facilitates custom designed handbags for ecommerce consumers nationwide. The company is currently majority owned by its founder and has an exclusive website at http://purseforthepeople.com/. It currently offers non-customized Eco-friendly handbags for sale at this site. We have Beta launched our customization feature software testing customer's response to designing a one-of-a-kind custom handbag online by selecting body style, liner fabric, leather style, handle style, leather color, and other design elements. After a testing phase of this custom design software, we will launch our customized handbags sales.

Company History

2015 Incorporated

2015 Indiegogo Campaign and Launch

2015 Podcast Heart Stock Radio Launched

2016 Website Completed

2017 Design Your Own Software Completed

2017 Sourcing Partners Acquired

2018 Manufacturing Partner Acquired

2018 #gratitude4thegoddess Campaign Launched

2018 Became Benefit Corporation

Team

Management Team

Carole Murphy: Founder https://www.linkedin.com/in/carolemurphydds/

Blake Nicolazzo: Marketing https://www.linkedin.com/in/blake-nicolazzo-0721652/

Kevin Cook: 3D Design and Fusion 360 Expert
https://www.linkedin.com/in/kevin-cook-286665151/

Bob and Beth Jaffe: Software and Web design
 https://www.linkedin.com/in/bob-jaffe-284005a/

Jen and Leo Priggy: Accounting http://www.priggeotten.com/

Lynnette Bushman: Sourcing https://www.ljsourcing.com

Kimberly Catlett: Manufacturing http://www.bellamodi.com/

Jenny Kassan : http://www.jennykassan.com/

Advisors

Montana Manufacturing Extension: http://www.montana.edu/mmec/

SBDC: http://sbdc.mt.gov/

Head Waters: https://www.headwatersrcd.org/

Butte Local Development Corporation: http://www.bldc.net/

Autodesk: https://www.autodesk.com/

Clark Grant : http://www.butteamericaradio.org/

























AUTODESK

bldc BUTTE LOCAL DEVELOPMENT CORPORATION

AMERICA'S SBDC MONTANA

Headwaters RESOURCE CONSERVATION DEVELOPMENT

MANUFACTURING CONSORTIUM OF MONTANA MCMT

MONTANA MANUFACTURING EXTENSION CENTER
An affiliate of the NIST Manufacturing Extension Partnership

LJ SOURCING AGENCY

KBMF 102.5 BUTTEAMERICARADIO.ORG AMERICA'S MOST RADIO

NTFP-EP INDONESIA

DRESSEMBER

bella modi

Cedar Mountain SOFTWARE